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                                                           DRAFT JANUARY 5, 2006

                       CANWEST GLOBAL COMMUNICATIONS CORP.

                         INTERIM REPORT TO SHAREHOLDERS

                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2005


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                                                           DRAFT JANUARY 5, 2006
MANAGEMENT DISCUSSION AND ANALYSIS
January 12, 2006

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Many of these factors are beyond the control of the Company. Consequently, all forward-looking statements made in this Management Discussion and Analysis or the Company's documents referred to herein are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized.

OVERVIEW

CanWest is an international media company with interests in television, publishing, radio, specialty cable channels, outdoor advertising and Internet websites in Canada, Australia, New Zealand and Ireland. In each of our markets we seek to develop a broad media platform that enables us to provide a multimedia product offering to our customers.

On October 13, 2005, CanWest MediaWorks Income Fund (the "Fund") completed its $550 million initial public offering. On the completion of the Fund's initial public offering, CanWest transferred its Canadian newspaper and online media businesses, with the exception of the National Post, to CanWest MediaWorks Limited Partnership (the "Limited Partnership") in exchange for units and indebtedness of the Limited Partnership. Substantially all of the indebtedness was repaid by the Limited Partnership using $517 million in net proceeds of the Fund's initial public offering, together with $823 million advanced under the Limited Partnership's new $1 billion credit facility. As a consequence, the Fund now holds a 25.8% equity interest in the Limited Partnership, with CanWest holding the remaining 74.2%. We continue to consolidate the results of the operations of the Limited Partnership.

This interim discussion should be read in conjunction with the Management Discussion and Analysis contained in our annual report for the year ended August 31, 2005, which is filed on SEDAR at www.sedar.com.

KEY FACTORS AFFECTING SEGMENT REVENUES AND OPERATING INCOME

Television

We have four television segments, one for each country in which we carry on such operations. Our Canadian television segment includes our television networks in Canada as well as specialty channels and two radio stations. Our New Zealand and Irish television segments cover our television operations in those countries. Our Australian television segment includes our interest in TEN Group Pty Limited ("TEN Group"), which owns and operates TEN Television Network ("Network TEN").


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                                                           DRAFT JANUARY 5, 2006

We generate the majority of our television revenues from the sale of advertising, with the remainder generated from subscriber revenues earned by our specialty channels and the sale of broadcast rights to our programming. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenues on the ratings performance of our television programs makes our television revenues less predictable than our publishing revenues.

Canadian television advertising revenues decreased 7% for the three months ended November 30, 2005, compared to the same period in fiscal 2005. Ratings have improved since spring 2005 and we have consistently had 9 programs in the top twenty programs in the Toronto market and 8 programs in the top twenty programs in the Vancouver market. While we expect to benefit from the improvement in ratings in fiscal 2007, revenues for the balance of fiscal 2006 are expected to fall short of the comparable period last year.

Our Australian television segment continued to perform well in the three months ended November 30, 2005 as it recorded its second highest revenue ever in a quarter and maintained its number one ratings within its targeted demographics. However, the first quarter of fiscal 2005 was Network TEN's best quarter ever and as projected, the advertising market has softened in Australia and revenues decreased compared to the same period in fiscal 2005, with local currency revenues down 4%. The effect of the weakening local currency relative to the Canadian dollar added to the decreases in revenue for the three months ended November 30, 2005 by 3%. While the market continues to be short and difficult to predict Network TEN believes the television advertising market in Australia will show growth in calendar 2006. Our New Zealand television segment continued to perform well in the three months ended November 30, 2005 as compared to the same period in fiscal 2005 with local currency revenues up by 4%. The effect of the weakening local currency relative to the Canadian dollar offset the revenue increases by 3%, when the local currency is converted into Canadian dollars. We expect revenues in local currencies to continue to increase during 2006 and that increased ratings in our television networks will act as a buffer against any economic softening which may occur during fiscal 2006. In our Irish television segment, revenues in local currency for the three months ended November 30, 2005 showed growth of 18%, as compared to the same period last year due to the strong advertising market within Ireland.

Our principal television operating expenses are programming costs and employee salaries. For the three months ended November 30, 2005, segment operating expenses increased by 9% in Canada as compared to the same period last year, primarily as a result of increased promotion and programming costs. In Canada, we expect this trend to continue throughout the remainder of fiscal 2006 as we continue to invest in and promote our program schedule. For the three months ended November 30, 2005, segment operating expenses in local currency, in Australia, increased by 3% as compared to the same period last year, reflecting increased programming costs. In New Zealand, segment operating expenses for the three months in local currency increased by 17%, as compared to the same period in the prior year as a result of increased programming costs due the focus on local programming in the first three months of fiscal 2006. We expect that the trend in the first three months of the fiscal year will reverse over the remaining of fiscal 2006. For the three months ended November 30, 2005, our Irish television segment operating expenses increased 5%, as compared to the same period last year.


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                                                           DRAFT JANUARY 5, 2006

Publishing and Online

Our publishing and online segment includes our Canadian newspaper operations as well as our internet operations including the canada.com web portal. Our publishing and online revenues are primarily earned from newspaper advertising and circulation revenues from our newspapers in Canada. Our newspaper and online advertising revenues are a function of the volume or linage of advertising sold and the rates we charge. Circulation revenues are produced from home-delivery subscriptions for our newspapers and single-copy sales at retail outlets and vending machines and are a function of the number of newspapers we sell and the average per-copy prices we charge.

Advertising and circulation revenues for the publishing and online operations were 5% higher for the three months ended November 30, 2005 compared to the same period in fiscal 2005. The increase in advertising revenues resulted from advertising rate increases as well as from growth in online classified revenues, which increased to $5 million for the three months ended November 30, 2005 compared to $2 million for the same period in fiscal 2005. Average daily newspaper circulation in Canada has declined, although the decline in circulation has been offset by an increase in the median sale price for a weekday edition of a Canadian daily newspaper. We believe that the circulation revenues of the publishing operations are reflective of this general trend in the newspaper industry. Circulation revenues were unchanged for the three months ended November 30, 2005 compared to the same period in fiscal 2005, as declines in circulation volumes were offset by higher per copy prices. Circulation revenues constitute approximately 18% of total first quarter publishing and online revenues and approximately 20% on an annualized basis. For the remainder of fiscal 2006, advertising revenues are expected to continue this trend, primarily as a result of rate increases, growth in insert volumes as well as from significant increases in online advertising. Circulation revenues are expected to be consistent with 2005.

The principal operating expenses for publishing and online are salaries, newsprint and distribution expenses. Operating expenses increased by 8% in the three months ended November 30, 2005 compared to the same period in fiscal 2005, primarily as a result of increased payroll and distribution costs. Newsprint expense for the three months ended November 30, 2005 was unchanged as a result of reduced volume offset by a small increase in newsprint price. For the remainder of fiscal 2006, expenses are generally expected to increase moderately. Salary costs will increase due to increases in staffing to support certain key initiatives (e.g. increased online product offerings) and due to normal wage escalation. Newsprint expense trend is to continue to increase when compared to fiscal 2005 as result of increased newsprint pricing. Finally, increased fuel prices and insert volumes are expected to result in increased distribution costs.

                                       4
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                                                           DRAFT JANUARY 5, 2006

Radio

Our radio segment consists of our radio operations in New Zealand, which earn substantially all of their revenues from advertising. Radio advertising revenues are a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners. Our radio segment revenues increased 3% in local currency for the three months ended November 30, 2005, as compared to the same period in the prior fiscal year reflecting strong growth in radio advertising expenditures in New Zealand. In addition, a weaker New Zealand currency decreased its contribution by 3% for the three months. We expect revenues in local currencies to continue to increase during 2006 and the impact of any economic softening to be minimal.

The principal operating expenses in the radio segment are salaries, marketing costs and music royalties. Segment operating expenses in local currency increased 8% for the three months ended November 30, 2005 as compared to the same period in fiscal 2005, due to the continued start up costs associated with Radio Live. As a result of the weakened New Zealand currency, this increase was only 3% for the three months on translation to Canadian dollars.

Outdoor Advertising

Our outdoor advertising segment consists of TEN Group's wholly-owned subsidiary, Eye Corp. Eye Corp. generates its revenue from the sale of out-of-home advertising. Eye Corp.'s advertising revenues are a function of overall outdoor advertising demand and rates. Eye Corp.'s advertising rates are primarily a function of the number and demographics of the audience for Eye Corp.'s displays. Segment revenues increased by 3% for the three months ended November 30, 2005 as compared to the same period in fiscal 2005, reflecting increases in airport terminal advertising sales with increased air travel and increases in rates and inventories. During the quarter, Eye Corp announced it was successful in its bids for the advertising concessions at Singapore's Changi Airport and the new terminal at Adelaide Airport. The principal operating expenses in this segment are salaries, site rental costs and production expenses. Segment operating expenses have increased by 5% for the three months ended November 30, 2005 from the same period in fiscal 2005 as we continued to invest in expansion opportunities. We expect that growth in revenues and expenses of our outdoor advertising segment will continue at approximately the same rate for the remainder of fiscal 2006.

FOREIGN CURRENCY EFFECTS

Our Australia, New Zealand, and Ireland operations expose our segment revenues and operating expenses to fluctuations between the Canadian dollar and the Australian dollar, New Zealand dollar and the Euro respectively. A decline in value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenues and expenses we record in those currencies. An increase in the Canadian dollar has the opposite effect. During the three months of fiscal 2005, the Canadian dollar appreciated against the Australian dollar, the New Zealand dollar and the Euro by 3%, 3% and 9%, respectively, as compared to currency translation rate for the same period in the prior year.

SEASONALITY

Our advertising revenues are seasonal. Revenues are typically highest in the first and third quarters, while expenses are relatively constant throughout the year.


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                                                           DRAFT JANUARY 5, 2006

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

There are no significant changes in the Company's accounting policies or estimates since August 31, 2005 as described in the Management Discussion and Analysis in the Company's 2005 Annual Report.

OPERATING RESULTS

Introductory note

- Segment operating profit. In the discussion that follows, we provide information concerning our segment operating profit. See note 12 to our interim consolidated financial statements for the three months ended November 30, 2005. Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

- Operating income before amortization. We also discuss our consolidated operating income before amortization. We provide this measure because we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants. Operating income before amortization is not a recognized measure of financial performance under Canadian generally accepted accounting principles
      (GAAP). Investors are cautioned that operating income before amortization should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of our performance. Our method of calculating operating income before amortization may differ from other companies and, accordingly, operating income before amortization may not be comparable to measures used by other companies. A reconciliation of operating income before amortization to net earnings, which is the most closely comparable GAAP measure is set forth below under "Reconciliation of Non-GAAP Financial Measures" section of this report.


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                                                           DRAFT JANUARY 5, 2006

RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2005

The following is a table of segmented results for the three months ended November 30, 2005 and November 30, 2004. See note 12 to our interim consolidated financial statements:

                                                        SEGMENT OPERATING
                                       REVENUE                 PROFIT
                                 ---------------------------------------------
                                   2005       2004        2005         2004
                                   $000       $000        $000         $000
OPERATING SEGMENTS

Publishing and Online - Canada    341,298    325,759      81,624       85,651
                                 --------   --------   ---------    ---------
Television
   Canada                         187,075    200,281      28,970       55,492
   Australia                      230,696    246,851     104,490      120,192
   New Zealand                     36,100     35,751      12,275       14,529
   Ireland                         12,046     11,321       5,725        4,641
                                 --------   --------   ---------    ---------
                                  465,917    494,204     151,460      194,854

Radio - New Zealand                23,572     23,763       7,018        7,738
Outdoor - Australia                29,674     28,904       7,469        7,793
Corporate and other                     -          -      (8,657)      (6,431)
                                 --------   --------   ---------    ---------

Total                             860,461    872,630     238,914      289,605
                                 ========   ========   =========    =========

CONSOLIDATED RESULTS

Revenues. Consolidated revenues decreased by $13 million or 1% to $860 million for the three months ended November 30, 2005 from consolidated revenues of $873 million for the same period in fiscal 2005. Revenues for the first quarter reflected a 4% decrease in revenues from international media operations, a 7% decrease in Canadian television revenues and a 5% increase in Canadian Publishing and Online revenues.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased $38 million or 7% to $621 million. This increase reflects expense increases in all operating segments.

Operating income before amortization. Consolidated operating income before amortization decreased by 18% to $239 million for the three months ended November 30, 2005 from $290 million for the same period last year. The decrease in operating income before amortization reflects reduced operating results from all business units with the exception of TV3 Ireland and the impact of the strengthening Canadian dollar on conversion of results of our international media operations.


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                                                           DRAFT JANUARY 5, 2006

Amortization. Amortization of intangibles was $6 million in the first quarter of fiscal 2006 compared to $5 million in the first quarter of 2005, reflecting the acquisitions made during 2005. Amortization of property plant and equipment was $24 million in the first quarter of fiscal 2006 compared to $22 million in the first quarter of fiscal 2005, reflecting additions made during fiscal 2005.

Interest expense. Interest expense was $53 million for the three months ended November 30, 2005 compared to $73 million in the previous year, reflecting a reduced level of debt as well as reduced interest rates achieved through our repayment and refinancing of debt in fiscal 2006 and in fiscal 2005.

Interest rate and foreign currency swap losses. For the three months ended November 30, 2005, we recorded a $121 million loss to adjust the book value of certain swap instruments to fair value at the balance sheet date. Swaps that do not qualify for hedge accounting, primarily because the related debt has been settled, are marked to fair value through earnings. There was a substantial increase in the notional amount of such overhanging swaps in the period as a result of the debt settled. A number of swaps were also settled in the period as described in the liquidity and capital resources and financial instruments section, which will reduce our exposure to future fluctuations in fair value. This compared to a loss of $45 million for the first quarter of fiscal 2005.

Foreign exchange losses. We recorded net foreign exchange losses of $1 million in the three months ended November 30, 2005. This reflects a loss on translation of US dollar denominated balances partially offset by a gain that arose on the translation of a portion of our U.S. debt which is not hedged. For the three months ended November 30, 2004, we had net foreign exchange gains of $10 million of which $5 million arose on the translation of a portion of our U.S. dollar debt which is not hedged.

Investment gains. For the three months ended November 30, 2005, we recorded an investment gain of $85 million, compared to $2 million gain for the same period the previous year. The gain in 2006 relates to the dilution gain of $84 million recorded on the sale of 25.8% of the Limited Partnership to the CanWest MediaWorks Income Fund and a gain of $1 million on the disposal of non-core assets. The gain in 2005 was primarily due to gains on disposal of non-core assets.

Loss on debt extinguishment. Using the proceeds from the CanWest MediaWorks Income Fund initial public offering and borrowings from our new credit facilities, we completed a tender offer and consent solicitation through which we repaid our senior credit facilities and retired substantially all of our 10.625% Subordinated Debentures due May 2011 and our 7.625% Subordinated Debentures due April 2013. The excess of the cost of the tender offer and consent solicitation over the book value of the old debt together with certain costs of settling the debt has been charged to earnings for the three months ended November 30, 2005 as a loss on debt extinguishment of $117 million. During the first quarter of fiscal 2005, we exchanged our 12.125% Junior Subordinated Notes for the 8% Senior Subordinated Notes and recorded a loss on debt extinguishment of $44 million.


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                                                           DRAFT JANUARY 5, 2006

Income taxes. Our income tax recovery was $70 million for the three months ended November 30, 2005, compared to an expense of $37 million in the same period of fiscal 2005. The negative effective tax rate was below the Company's statutory rate of 35% due to reductions in the income tax expense including: $56 million related to the non taxable dilution gain, $7 million due to the resolution of certain tax disputes, and $6 million due to foreign income tax rates being lower than the Canadian income tax rates. See note 3 of our interim financial statements for the income tax rate reconciliation.

Minority interests. For the three months ended November 30, 2005 we recorded minority interests charges related to the 30% minority interests in CanWest MediaWorks (NZ), 43.6% minority interests in TEN Group and 25.8% minority interest in the Limited Partnership of $3, $32 and $9 million, respectively. The minority interests charge related to TEN Group and CanWest MediaWorks (NZ) decreased by 9% and 25%, respectively, as a result of decreased net earnings. There were no minority interests charge related to the Limited Partnership for the first quarter of fiscal 2005 because it was wholly owned to October 12, 2005.

Net earnings from continuing operations. Our net earnings from continuing operations for the three months ended November 30, 2005 was $29 million, or $0.16 per share, compared to $35 million, or $0.20 per share, for the three months ended November 30, 2004.

Discontinued operations. In July 2005, we sold a substantial portion of our entertainment operations. The sale of the balance of this operation was completed in September 2005. Net earnings from discontinued operations was $1 million for the three months ended November 30, 2005.

Net earnings. Our net earnings for the three months ended November 30, 2005 were $30 million or $0.17 per share compared to $35 million or $0.20 per share for the first quarter of fiscal 2005.

SEGMENTED RESULTS

Publishing and Online

- Revenue. Publishing and Online revenues for the first quarter of 2006 were $341 million compared to revenues of $326 million in same period the previous year. Advertising revenues increased by 5% for the first quarter as a result of growth in revenues in the national and retail categories primarily reflecting rate increases and increased insert volumes. Significant growth in online classified revenue more than offset small declines in print classified revenue. While circulation volume declined by 2%, circulation revenue remained constant as a result of higher average per copy prices. Circulation revenue as a percentage of total revenues for the newspaper and online segment was approximately 19% in the first quarter of 2005 compared to 18% in the first quarter of 2005.

- Operating expenses. Compared to the same period last year, operating expenses (including selling, general and administrative expenses) of our Publishing and Online operations increased by $20 million, or 8%, to $260 million from $240 million. This reflected higher payroll costs, expenses related to the introduction of new online products and increased distribution costs resulting from higher insert volumes and fuel prices. Newsprint pricing increased by 2% in the first quarter of fiscal 2006 as compared to the first quarter of fiscal 2005. This price increase was partially offset by a slight reduction in newsprint consumption.


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                                                           DRAFT JANUARY 5, 2006

- Segment operating profit. As a result of increased revenues more than offset by increased operating costs, our Publishing and Online operations had a decrease of $4 million, or 5%, in segment operating profit to $82 million for the three months ended November 30, 2005 compared to $86 million for the same period last year. These results included operating losses of $4 million relating to Dose and Metro, our newspaper start up operations. Excluding losses related to these start up operations, segment operating profit was flat compared to the first quarter of fiscal 2005.

Canadian Television

- Revenues. In total, revenues from our Canadian Television operating segment of $187 million were $13 million or 7% lower than the $200 million recorded in the same period in fiscal 2005. This reflected an 8% decrease in airtime revenues. Subscriber revenues from our specialty channels increased by 14% for the first quarter of fiscal 2006 as compared to the same period in fiscal 2005, reflecting a 12% increase in subscribers.

- Operating expenses. Operating expenses (including selling, general and administrative expenses) of $158 million at Canadian Television operations were $13 million, or 9%, higher than in the same period the prior year primarily the result of an increase in program amortization and promotion expenses as we invested in our schedule in order to increase ratings. Throughout fiscal 2006, we expect our program amortization expense to increase at the same levels relative to the previous year.

- Segment operating profit. Canadian Television segment operating profit of $29 million for the first quarter of fiscal 2006 was 48% less than the $55 million for the same period in fiscal 2005 as a result of the revenue decreases and the expense increase described above.

Australian Television

- Revenues. Segment revenues decreased by 7% to $231 million for the three months ended November 30, 2005, from $247 million during the same period in the prior year. In local currency, revenues decreased 4%, reflecting a difficult advertising environment. TEN's ratings remain strong for the three months ended November 30, 2005 compared to the same period in the prior year.

- Operating expenses. Segment operating expenses remained unchanged at $126 million for the three months ended November 30, 2005 compared to the same period in fiscal 2005. This primarily reflects increased programming costs offset by a weaker Australian dollar.

- Segment operating profit. Segment operating profit decreased by 13% to $104 million for the first quarter of 2006, compared to $120 million in the same period in fiscal 2005.

New Zealand Television

- Revenues. Revenues from television operations for New Zealand's 3 and C4 television networks remained unchanged at $36 million for the first quarter of fiscal 2006 compared to the same period in fiscal 2005. In local currency, revenues increased 4%, reflecting New Zealand's strong rating performance and audience share.

- Operating expenses. Operating expenses increased by 12% to $24 million for the first quarter of fiscal 2006, as a result of increased programming expenses due to the increased focus on local programming in the first three months of fiscal 2006. Expense increases are not expected to continue at this level for the remainder of fiscal 2006.


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                                                           DRAFT JANUARY 5, 2006

- Segment operating profit. New Zealand 3 and C4 produced segment operating profit of $12 million, a $2 million or 16% decrease from the results recorded in the first quarter of 2005.

Irish Television

Our 45% share of revenues at TV3 in the Republic of Ireland increased by 6% to $12 million in the first quarter of fiscal 2006 compared to the first quarter of fiscal 2005. Our share of TV3's segment operating profit increased by 23% to $6 million as compared to the same period in fiscal 2005. These results reflect strong ratings performance and a robust Irish economy.

New Zealand Radio

CanWest RadioWorks continued its steady performance. During the first quarter of fiscal 2006, revenue remained consistent with the same period of fiscal 2005 at $24 million. This reflected an increase of 3% in local currency offset by the weakening New Zealand dollar. Segment operating profit declined by 9% to $7 million for the three months ended November 30, 2005 as compared to the same period the previous year, due to the continued start up costs associated with Radio Live.

Outdoor Advertising

Segment revenues increased by 3%, to $30 million for the three months ended November 30, 2005 from $29 million for the first quarter in fiscal 2005. This increase reflected 6% growth in revenue in local currency driven by additional inventory and stronger airport advertising revenues. Our segment operating profit from TEN Group's Outdoor Advertising operations decreased by 4% to $7 million as compared to the first quarter in fiscal 2005 driven by continued investment in expansion opportunities.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds at the CanWest MediaWorks Inc. level are for capital expenditures and repayment of debt. In addition, certain of our subsidiaries, including the TEN Group, CanWest MediaWorks (NZ) and the CanWest MediaWorks Limited Partnership make distributions to us as well as to their minority owners. We have historically met these requirements by using cash generated from operating activities and through short term and long term debt. We believe these sources of funds, together with our cash on hand, will continue to be adequate to meet our currently anticipated capital requirements.

We also review acquisition and investment opportunities in the course of our business and will, if a suitable opportunity arises and is permitted by the terms of our debt instruments, make selected acquisitions and investments to implement our business strategy. We expect that the funding for any such acquisitions or investments would come from working capital, borrowing under our credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these methods. Similarly, from time to time, we review opportunities to dispose of non-core assets, and may, if a suitable opportunity arises, sell certain non-core assets.

For the remainder of 2006, our major non-operating cash requirements include expected capital expenditures of approximately $95 million. In addition, we have entered into agreements to acquire Turkish radio operations for appoximately US$42 million. We expect the transaction to close in February 2006. We expect to meet our cash needs for fiscal 2006 primarily through a combination of operating cash flow and cash on hand.


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                                                           DRAFT JANUARY 5, 2006

CanWest MediaWorks Income Fund and related transactions

In October 2005, we transferred our investment in our newspaper and online operations (excluding the National Post) and certain shared service operations, which provide customer support and administrative services, to the Limited Partnership. In exchange, we received units of the Limited Partnership representing a 74.2% ownership interest and notes receivable of $1,339 million.

Concurrently, the Fund closed its initial public offering ("IPO") of units and invested the net proceeds of $516 million for units of the Limited Partnership representing a 25.8% interest.

In addition, the Limited Partnership obtained credit facilities in the amount of $1 billion, consisting of an $825 million non-revolving term credit facility and a $175 million revolving term credit facility. The revolving facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker's acceptance rate or LIBOR plus, in each case, an applicable margin. The non-revolving facility matures in five years, and bears interest at the prevailing prime rate, U.S. base rate, banker's acceptance rate or LIBOR plus, in each case, an applicable margin. On closing of the IPO, the Limited Partnership drew $830 million on its credit facilities. The Limited Partnership has entered into five year interest rate swap contracts to fix the interest payments on a notional amount of $825 million for the first three years and $660 million for the remaining two years resulting in an effective interest rate of 5.0%.

The Limited Partnership utilized the proceeds of the issuance of the units to the Fund and $823 million of drawings under its new credit facilities to repay the $1,339 million note payable to the Company.

As a result of the transaction, we recorded a dilution gain on the sale of a 25.8% interest in the operations transferred to the Limited Partnership in the amount of $87 million.

In October 2005, we entered into a new $500 million revolving term senior credit facility, the terms of which are escribed in the debt section. On October 13, 2005, we drew $418 million on this facility.


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                                                           DRAFT JANUARY 5, 2006

The net proceeds from the IPO and the Limited Partnership debt as well as proceeds of $401 million from our new credit facility were utilized to retire certain debt and interest rate and cross currency interest rate contracts as follows:

      a. In October 2005, the Company completed a tender offer for its 10.625% senior subordinated notes payable due in 2011 and its 7.625% senior unsecured notes payable due in 2013. Substantially all of the notes under these facilities were settled. Debt with a book value of $766 million was retired for cash of $849 million. In addition, deferred financing and other costs of $27 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $75 million, net of tax of $35 million. As a result of the repayment of these notes the Company recorded a swap loss of $34 million, net of tax of $19 million related to the associated cross currency interest rate swaps. The notes not settled under the tender offers are due on the original due dates and are subject to the same terms except that the covenants associated with these notes have been eliminated.

      b. In October 2005, the Company retired its senior credit facility. Debt with a book value of $526 million was settled for cash of $526 million. In addition, deferred financing costs of $6 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $4 million, net of tax of $2 million. In addition, as a result of the settlement of this debt, the Company will record a loss of $46 million, net of tax of $25 million related to the associated interest rate and cross currency interest rate swaps.

      c. In November 2005, we retired interest rate and cross currency interest rate swap contracts relating to the 7.625% notes, the 10.625% notes and 50% of the cross currency interest rate swap related to the senior secured credit facilities for cash of $364 million.

Upon closing of the above noted transactions, our consolidated debt was reduced by approximately $400 million.

Following the Income Fund transactions in October 2005, our cash flow from the Publications Group has been diluted for the 25.8% interest held by the Income Fund and will be received by way of distributions from the Limited Partnership, a portion of which are subordinated. If distributable cash of the Limited Partnership is not sufficient to pay the entire distribution our share will be disproportionately affected by the shortfall.

Sources of Funds

Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At November 30, 2005, we had cash on hand of $94 million including $20 million of Limited Partnership cash, $47 million of TEN Group cash and $7 million of CanWest MediaWorks (NZ) cash. We had a cash flow deficiency from operating activities of continuing operations of $50 million for the three months ended November 30, 2005 due to a large adjustment in non-cash operating accounts caused by the seasonality of our business.

In addition to the above sources of liquidity, we had unused borrowing capacity under our revolving credit facility of $22 million at November 30, 2005. TEN Group had unused borrowing capacity of A$570 million under its credit facilities.

                                                           DRAFT JANUARY 5, 2006

Uses of Funds

Capital Expenditures

For the three months ended November 30, 2005 our capital expenditures were $21 million. In the remainder of fiscal 2006, we have revised our capital expenditure forecast and now expect to make additional capital expenditures of approximately $95 million. This amount includes $14 million in continued investment in a new broadcast traffic and sales management system, $10 million investment to upgrade other broadcast systems, and approximately $30 million to expand a print facility as well as expenditures for regular replacement.

Swap transactions

Under our senior credit facilities, we are required to maintain the fair value of our foreign currency and interest rate swaps above a prescribed minimum liability. In addition, there are prescribed minimums with individual counterparties. Prior to our swap settlements on November 3, 2005, we were required to make $118 million of recouponing payments related to overhanging swaps. On November 3, 2005, we settled a substantial portion of our swaps. Under our new credit facility the minimum liability threshold is $500 million, as at November 30 the fair value of our interest rate swaps was $214 million. Further strengthening of the Canadian currency and/or declining interest rates may result in further prepayment requirements.

Distributions

Our New Zealand and Australian operations make twice annual distributions. In May 2005, our New Zealand operations distributed a total of $8 million, $6 million to us and $2 million to other shareholders and in November 2005, they distributed a total of $4 million, $3 million to us and $1 million to other shareholders. In July 2005 the TEN Group distributed $45 million to us and $35 million to other shareholders and in December 2005 they distributed $55 million to us and $42 million to other shareholders. The Limited Partnership has made monthly distributions since its inception in October 2005. The total distributions to November 30, 2005 were $26 million, $19 million to us and $7 million to the minority partner.

                                                           DRAFT JANUARY 5, 2006

Debt

General

At November 30, 2005, we had total outstanding consolidated debt of $2,684 million compared to debt of $2,907 million as at August 31, 2005. This included $447 million (August 31, 2005 - $346 million) advanced under our credit facility. Senior debt of our consolidated subsidiaries consisted of $825 million (August 31, 2005 - nil) of the Limited Partnership debt, $258 million (August 31, 2005 $309 million) of TEN Group debt, $153 million (August 31, 2005 - $155 million) of CanWest Media Works (NZ) debt and $10 million (August 31, 2005 - $12 million) in TV3 Ireland debt. In addition, we had $10 million (August 31, 2005 - $787 million) in unsecured and subordinated notes. During the three months ended November 30, 2005 we refinanced our senior credit facility as discussed in the credit facility section of this report. TEN Group's debt decreased by A$50 million, reflecting cash flow from operations. For additional information concerning our indebtedness see note 7 to our audited consolidated financial statements for the year ended August 31, 2005 and note 4 to the unaudited consolidated financial statements for the three months ended November 30, 2005.

Credit Facility

In October 2005, we obtained a new $500 million revolving term senior credit facility. The credit facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker's acceptance rate or LIBOR plus, in each case, an applicable margin. This facility is secured by substantially all our directly held assets, including the assets of our Canadian broadcast operations and the National Post, partnership units of CanWest MediaWorks Limited Partnership, and shares of CanWest MediaWorks (NZ) Limited and TEN Group Pty Limited, excluding the convertible debenture held in TEN Group Pty Limited. The total leverage covenant under the new facility is 5.0 times cash flow. We have initiated discussions with our senior lenders to increase amounts available under this facility and to increase the total leverage covenant. We expect these discussions to be successfully concluded this month. At November 30, 2005, we have drawn $447 million on this facility. In December 2005, we received distributions from the TEN Group of $55 million which were applied to this facility, which increased our availability under this facility.

Total leverage as calculated under the CanWest MediaWorks Inc.'s credit facility was 4.0 times cash flow for debt covenant purposes for the twelve months ended November 30, 2005, compared to a covenant of 5.0 times.

FINANCIAL INSTRUMENTS

Our primary market risk exposures are interest rate and foreign exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to total long term debt, we use interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivatives for trading purposes.

                                                           DRAFT JANUARY 5, 2006

The Limited Partnership has entered into five year interest rate swap agreements to fix interest payments on a notional amount of $825 million for 3 years and on $660 million for an additional 2 years at an effective average interest rate of 5%.

We have hedged the currency exposure on our U.S. dollar denominated debt, with the exception of the US$5 million of our 10.625% and 7.625% notes which were not tendered. We have effectively fixed the interest rate of 100% of our floating rate debt utilizing interest rate swaps.

In November 2005, we retired interest rate and cross currency interest rate swap contracts relating to the 7.625% notes, the 10.625% notes and 50% of the cross currency interest rate swap related to the senior secured credit facilities for cash of $365 million.

As of November 30, 2005, we have entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 6.6%) and receive floating rates of interest (at an average rate of 2.9%) on a notional amount of $398 million. We have entered into pay fixed receive floating cross currency swap contracts to pay an average rate of 3.7% on a notional amount of $523 million and receive floating rates of 6.6% on a notional amount of US$338 million. We have also entered into pay floating receive fixed cross currency swap contracts to pay an average floating rate of 7.4% on a notional amount of $908 million and receive an average fixed rate of 8% on a notional amount of US$761 million.

We are also exposed to foreign exchange and interest rate risk as a result of debt and related swaps issued by CanWest MediaWorks (NZ), TV3 Ireland, and TEN Group. As at November 30, 2005, our share of the TV3 debt was $10 million ((euro)7 million). TV3 Ireland has entered into a (euro)10 million fixed rate interest rate swap on their total debt at an average rate of 3.2%. As at November 30, 2005, CanWest MediaWorks (NZ) had $153 million (NZ$186 million) of debt; NZ$165 million of this debt was swapped to a fixed rate (at an average rate of 6.5% until 2006), and the remainder of the debt bears interest at a floating rate.

At November 30, 2005, TEN Group had long term debt of $258 million (A$299 million). TEN Group has entered into "pay floating receive fixed" cross currency swap contracts at an average floating rate of 7.0% on a notional amount of A$210 million and "received fixed" swap contracts at an average rate of 5.4% on a notional amount of US$ 125 million. TEN Group has also entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 5.7%) on a notional amount of A$285 million.

Based on the current swap contracts outstanding and the current level of variable rate debt, we estimate that a 1% increase in floating interest rates will increase annual interest expense by $11 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

                                                           DRAFT JANUARY 5, 2006

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of November 30, 2005, our outstanding swap contracts were in a net unrealized loss position of $259 million (including $45 million related to TEN Group). In addition, we have recorded the effect of hedging instruments on the US$ principal balance of debt of $55 million (including $35 million related to TEN Group).

As of November 30, 2005, assuming all other variables are held constant, a 10 basis point parallel upward shift in the Canadian and U.S. fixed yield would result in a $2 million deterioration in the mark to market value of all swaps, excluding TEN Group. A $0.001 change in the value of the Canadian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $1 million change in the mark to market value of the cross currency swaps. A $0.001 change in the value of the Australian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $0.3 million change in the mark to market value of the cross currency swaps.

In addition to foreign exchange rate risk on foreign currency denominated debt, we are also exposed to some currency risk as a result of having investments and carrying on business in currencies other than the Canadian dollar. All of our foreign operations are self-sustaining, and therefore foreign exchange gains and losses are deferred as a separate component of shareholders' equity. We translate the earnings of equity accounted subsidiaries and affiliates at the average rate of translation of the relevant period. We recognize deferred translation gains and losses as appropriate upon dispositions and/or distributions from such operations. Our primary currency exposures are to variations in the Australian and New Zealand currencies relative to the Canadian dollar as a result of our investment in TEN Group and our New Zealand television and radio operations.

INDUSTRY RISKS AND UNCERTAINTIES

The Company's risks and uncertainties have not materially changed from those described in the Company's annual filings.

RELATED PARTY TRANSACTIONS

In October 2005, senior subordinated notes held by CanWest Communications Corporation, our parent company, were repaid pursuant to the tender offer and consent solicitation in the amount of US$41.8 million. Interest expense related to this debt totaled $0.7 million for the three months ended November 30, 2005 (2005 - $1.5 million).

A company which is an affiliate of CanWest Communications Corporation owns CanWest Global Place in Winnipeg, Manitoba, a building in which the Company is a tenant. Rent paid to this company for the three months ended November 30, 2005 amounted to $0.3 million (2005 - $0.3 million).

All the related party transactions have been recorded at the exchange amount, which are representative of market rates.

                                                           DRAFT JANUARY 5, 2006

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Following is a reconciliation of operating income before amortization, a non-GAAP measure, to net earnings, its most closely comparable GAAP measure.

                                                            FOR THE THREE MONTHS ENDED
                                                            NOVEMBER 30,  NOVEMBER 30,
                                                                2005          2004
                                                                $000          $000
Earnings (loss) before taxes                                       1,488       110,585
Amortization                                                      30,777        27,798
Interest and other financing expenses                             54,583        75,409
Investment gains, losses, write-downs, and interest income       (85,636)       (2,281)
Foreign exchange (gains) losses                                      574       (10,496)
Interest rate and foreign currency swap losses                   120,539        44,598
Loss on debt extinguishment                                      116,589        43,992
                                                            ------------  ------------
Operating income before amortization                             238,914       289,605
                                                            ============  ============

OTHER

Share Data

As at January 12, 2006 we had the following number of shares outstanding:

Multiple voting shares                               76,785,976
Subordinate voting shares                            98,781,286
Non-voting shares                                     1,844,092

Our AIF is filed on SEDAR at www.sedar.com.